  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 9, 2020

Eldorado Gold Announces Stronger Second Quarter 2020 Preliminary Production Results and Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce the Company’s Q2 2020 preliminary production of 137,782 ounces of gold, a 50% increase over Q2 2019. Further detail on asset level production is shown in Table 1 below.

Gold production at Kisladag increased by 130% over Q2 2019, and 19% over Q1 2020. Increased production in Q2 2020 was due to higher grade and tonnes of stacked ore and increased solution grades due to drier weather in June. Gold bearing solution levels remain high and are expected to decrease over the summer months, which will allow for processing of the gold currently in solution.

Production at Olympias increased by 159% over Q2 2019 and 18% over Q1 2020. This reflects the work completed at Olympias over the past year to increase underground development and backfilling, which has resulted in increased tonnes processed.

Production at Efemcukuru for Q2 2020 was slightly higher than Q1 2020 due to higher grades processed during the quarter.

Operations at Lamaque resumed on April 15, 2020 following a three-week mandated shutdown by the government of Quebec to address the COVID-19 pandemic. Production was higher in Q2 2020 compared to Q1 2020 due to higher grades and an increase in tonnes mined per day enabled by the recently received Certificate of Authorization from the Quebec Ministry of Environment.

Table 1: Q2 and Year to Date 2020 Preliminary Production

Production (oz)	Q1 2020	Q2 2020	Q2 2019	Q2 %Change
Kisladag	50,176	59,890	26,072	130%
Efemcukuru	23,239	26,876	25,667	5%
Olympias	15,182	17,921	6,924	159%
Lamaque	27,353	33,095	33,140	0%
Total	115,950	137,782	91,803	50%

Production (oz)		YTD 2020	YTD 2019	YTD %Change
Kisladag		110,066	53,319	106%
Efemcukuru		50,115	51,791	-3%
Olympias		33,103	16,852	96%
Lamaque		60,448	52,818	14%
Total		253,732	174,780	45%

Q2 2020 Financial and Operational Results Call Details

Eldorado Gold will release its Q2 2020 Financial and Operational Results after market closes on Thursday, July 30, 2020 and will host a conference call on Friday, July 31, 2020 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: http://services.choruscall.ca/links/eldoradogold20200731.html

Conference Call Details	Replay (available until September 4, 2020)
Date: July 31, 2020	Vancouver: +1 604 638 9010
Time: 11:30 am ET (8:30 am PT)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 4874
Toll free: 1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and recoveries of gold; our expectation as to our future financial and operating performance, and our strategy, plans and goals.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, the tonnage of ore to be mined and processed; ore grades and recoveries; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; and actual production. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; geopolitical and economic climate (global and local), mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com